UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-41579

American Lithium Corp.	The Nasdaq Capital Market LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

710 - 1030 West Georgia Street, Vancouver, British Columbia, Canada, V6E 2Y3
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Shares
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, American Lithium Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 20, 2024	By:	/s/ Alex Tsakumis	Interim Chief Executive Officer
Date		Name	Title

On March 8, 2024, the Nasdaq Capital Market ("Nasdaq") notified American Lithium Corp. (the "Company") that it was not in compliance with the minimum bid price requirement of US$1.00 per share under Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of its common shares for the thirty consecutive business days from January 25, 2024 to March 7, 2024. The Company was initially provided 180 calendar days from the date of the notice, or until September 4, 2024, to regain compliance with the minimum bid requirement. On September 11, 2024 Nasdaq notified the Company that it was eligible for an additional 180 calendar period, or until March 3, 2025, to regain compliance with the minimum bid price requirement of US$1.00 per share.

On December 10, 2024, the Company announced that it notified Nasdaq of its intention to voluntarily delist its common shares from Nasdaq.